TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of
existing shares to which voting rights are attached:	Reed Elsevier plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):	Transfer out of pension fund assets to Legal and General Investment Management.	X

3. Full name of person(s) subject to the notification obligation:	Lloyds Banking Group plc

4. Full name of shareholder(s) (if different from 3.):	See Section 9.

5. Date of the transaction and date on which the threshold is crossed or reached:	8 December 2010

6. Date on which issuer notified:	9 December 2010

7. Threshold(s) that is/are crossed or reached:	Direct / Indirect holdings decreased to below 5%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights

			Direct	Direct	Indirect	Direct	Indirect

Ord 14.44p Shares	61,518,758	61,518,758	N/A – below reportable threshold

GB00B2B0DG97

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial	Expiration	Exercise/	Number of voting	% of voting
instrument	date	Conversion	rights that may be	rights
		Period	acquired if the
instrument is
exercised/ converted.

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial	Exercise	Expiration	Exercise/	Number of voting	% of voting rights
instrument	price	date	Conversion	rights instrument
			period	refers to
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
N/A – below reportable threshold

9. Chain of controlled und	ertakings through which the voting rights and/or the

financial instruments are effec	tively held, if applicable:

N/A – below reportable thr	eshold

Proxy Voting:
10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the Total Voting Rights figure of 1,214,689,692

14. Contact name:	Margaret Woods

15. Contact telephone number:	020 7903 7077